October 11, 2018

Eric Dusseux
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, ON M5G 2C9

       Re: Bionik Laboratories Corp.
           Post-Effective Amendment to Form S-1
           Filed September 21, 2018
           File No. 333-222236

Dear Mr. Dusseux:

       We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form S-1

Cover Page

1. We note you are attempting to register the resale of 33,613,063 common shares that you issued as a result of anti-dilution provisions in the warrants you sold as part of this offering. Please remove the resale of these shares from your registration statement as
       Rule 416 applies to dilution resulting from stock splits, stock dividends or similar transactions, not to anti-dilution provisions in warrants such as those described here.
2. We note your disclosure in the third paragraph of your Explanatory Note indicating you are incorporating previous periodic reports into this registration statement by reference.
       Please provide us your analysis of your eligibility to incorporate by reference given
 Eric Dusseux
Bionik Laboratories Corp.
October 11, 2018
Page 2
      Instruction VII.D to Form S-1. If you are ineligible to incorporate by reference, please revise to remove any suggestion to the contrary; ensure your registration statement contains disclosure for all required items.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior Attorney, at 202-
551-3641 with any questions.



                                                           Sincerely,
FirstName LastNameEric Dusseux
                                                           Division of
Corporation Finance
Comapany NameBionik Laboratories Corp.
                                                           Office of
Electronics and Machinery
October 11, 2018 Page 2
cc:       Stephen E. Fox, Esq.
FirstName LastName